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[LOGO -- INTERTAPE POLYMER GROUP]

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                   Pursuant to Rule 13a -- 16 or 15d -- 16 of
                      the Securities Exchange Act of 1934

      Intertape Polymer Group Inc. Closes Louisiana Facility And Increases
                        Production At Mexican Operation

                          INTERTAPE POLYMER GROUP INC.

          110E MONTEE DE LIESSE, ST. LAURENT, QUEBEC, CANADA, H4T 1N4

  (Indicate by check mark whether the registrant files or will file quarterly reports under cover Form 20-F or Form 40-F

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
        Form 20-F   X                                  Form 40-F   ___

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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
         Yes   ___                                      No   X

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Intertape Polymer Group Inc.

February 21, 2001

                                          By:    /s/ ANGELA MASSARO-FAIN
                                            ------------------------------------
                                            Angela Massaro-Fain
                                            Advertising and Investor Relations
                                              Manager
                                            Intertape Polymer Group Inc.